Exhibit 99.1

New York, NY – November 10, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, “Super Group” or the “Company”), a leading global online sports betting and gaming operator, today announced that it has commenced (i) an exchange offer (the “Offer”) relating to its outstanding public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS” (the “public warrants”) and (ii) a consent solicitation (the “Consent Solicitation”) relating to its outstanding public warrants and the related private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The warrants were originally issued by Sports Entertainment Acquisition Corp. in its initial public offering of units on October 6, 2020. The purpose of the Offer and Consent Solicitation is to attempt to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations and growth opportunities in the future.

The Company is offering to all holders of the public warrants the opportunity to receive 0.25 Ordinary Shares in exchange for each outstanding public warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 5,624,997 Ordinary Shares in exchange for the public warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the private placement warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement” and such amendment, the “Warrant Amendment”) to permit the Company to (i) require that all outstanding public warrants upon the closing of the Offer be converted into Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant (a ratio which is 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration. If approved, the Warrant Amendment would permit the Company to eliminate all of the warrants that remain outstanding after the Offer is consummated.

Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments, require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants. Parties representing approximately 22.5% of the public warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation and approximately 59.5% of the outstanding private placement warrants have agreed to consent to the Warrant Amendment, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 27.5% of the outstanding public warrants tender their public warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation, and (ii) the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Holders of public warrants may withdraw their tendered public warrants at any time before the Expiration Date and retain them on their current terms or amended terms if the Warrant Amendment is approved, by following the instructions in the Prospectus/Offer to Exchange. Tendered public warrants that are not accepted by the Company for exchange by January 10, 2023, may thereafter be withdrawn by a holder of public warrants until such time as the public warrants are accepted by the Company for exchange. If a holder of public warrants withdraws a tender of its public warrants, its consent to the Warrant Amendment will also be withdrawn as a result.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated November 10, 2022, and Schedule TO, dated November 10, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Ordinary Shares and public warrants are listed on NYSE under the symbols “SGHC” and “SGHC WS,” respectively. As of November 10, 2022, a total of 33,499,986 warrants were outstanding, consisting of 22,499,986 public warrants and 11,000,000 private placement warrants.

Additionally, conditional on the completion of the Offer and Consent Solicitation, each of the Pre-Closing Holders (as defined in that certain business combination agreement dated April 23, 2021) (the “Business Combination Agreement”) have agreed to irrevocably and unconditionally waive their respective rights to receive Earnout Shares (as defined in the Business Combination Agreement) arising from the earnout obligation subject to and with effect from completion of the Offer and Consent Solicitation.

Georgeson LLC (“Georgeson”) has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company (“Continental”) has been appointed as the Exchange Agent. Requests for documents should be directed to Georgeson at +1 (888) 680-1526.

Important Additional Information Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Georgeson at +1 (888) 680-1526. A registration statement on Form F-4 relating to the securities to be issued in the Offer will be or has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent or the Exchange Agent makes any recommendation as to whether or not holders of warrants should tender public warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to the Offer and Consent Solicitation, its impact on the Company’s capital structure and the Company’s future financial operations and growth opportunities.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to Super Group’s acquisition of DGC; (xxviii) the integration of the DGC business; and (xxix) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.